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                                               VERTEX COMMUNICATIONS CORPORATION
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                               November 18, 1999

To Our Shareholders:

    We are pleased to inform you that on November 11, 1999, Vertex Communications Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tripoint Global Communications Inc. ("Tripoint") pursuant to which Signal Acquisition Corporation, a wholly owned subsidiary of Tripoint, today commenced a cash tender offer to purchase all of the outstanding shares of the Company's common stock, par value $0.10 per share, for a cash price of $22.00 per share. The offer is conditioned upon, among other things, the tender of at least a majority of the shares outstanding on a fully diluted basis. The Merger Agreement provides that following consummation of the offer, Signal Acquisition Corporation will be merged with and into the Company and any shares not purchased in the offer (other than those held by dissenting shareholders or by the Company, Tripoint, or any subsidiary of the Company or Tripoint) will be converted into the right to receive $22.00 per share in cash.

    Simultaneously with entering into the Merger Agreement, Tripoint entered into a Company Shareholder Agreement (the "Shareholder Agreement") with certain shareholders of the Company (collectively, the "Principal Shareholders"), whereby each Principal Shareholder agreed to tender his shares of the Company's common stock pursuant to the offer. The Principal Shareholders collectively own approximately 13.1% of all outstanding shares of the Company's common stock (assuming the exercise of all Company stock options held by the Principal Shareholders).

    The Board of Directors of the Company has unanimously approved the Merger Agreement, the Shareholder Agreement, the offer and the merger and determined that the terms of the offer and the merger are fair to, and in the best interests of, the Company and its shareholders, and unanimously recommends that the Company's shareholders accept the offer and tender their shares pursuant to the offer. In arriving at its recommendation, the Board of Directors considered the factors described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Frost Securities, Inc., to the effect that the consideration to be received pursuant to the Merger Agreement is fair to the holders of the Company's common stock from a financial point of view. The full text of the written opinion of Frost Securities which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to the Schedule 14D-9 and should be read carefully in its entirety.

    Accompanying this letter is the Tripoint Offer to Purchase, dated
November 18, 1999, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Tripoint offer and provide instructions as to how to tender your shares. The attached Schedule 14D-9 sets forth additional information regarding the offer and the merger relevant to making an informed decision. The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 is also attached. We urge you to read these materials carefully and in their entirety.

                                          /s/ J. Rex Vardeman
                                          J. Rex Vardeman
                                          President and Chief Executive Officer

          2600 Longview Street   P.O. Box 1277   Kilgore, Texas 75663
                     TEL: 903/984-0555   FAX: 903/984-1826